SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2007

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PLATFORM P-52 KICKS OFF PRODUCTION
IN THE RONCADOR FIELD

(Rio de Janeiro, November 28, 2007). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA, BCBA: APBR/APBRA], a Brazilian international energy company, announces that platform P-52, designed to produce 180,000 barrels of oil per day at full capacity, will start production today in the Roncador field, in the Campos Basin (RJ).

Initially, the new platform will start by lifting 20,000 barrels per day (bpd). Production is expected to peak in the second half of 2008. When in full operation, this unit will be interconnected to 18 producer and to 11 water injector wells. Roncador field is located 125 kilometers off the Rio de Janeiro coast.

The oil that will be lifted will be sent to an autonomous re-pumping platform (PRA-1) and then transferred to a floating production storage unit (FSO Cidade de Macaé), which will also concentrate production coming from four other platforms that will kick off operation in that region in the upcoming years. From the FSO Cidade de Macaé the oil destined to domestic consumption will be transferred through off-loading ships to the São Sebastião terminal, in the coast of São Paulo. The oil to be exported will be directly dispatched through off-loading ships.

The gas will flow through a gas pipeline to a distribution unit and, from there go to the Garoupa platform and on to the mainland. The peak of the gas flow will be 3.2 million m3 per day and will probably be reached at the end of 2008.

P-52 characteristics:

  Oil production capacity: 180,000 bpd
  Gas treatment capacity: 7.5 million m3/d
  Water injection capacity: 300,000 bpd
  Interconnected wells: 18 producers and 11 injectors
  Depth: 1,800 m
  Distance from the coast: 125 km
  API gravity of the oil to be produced: 28º (light)
  Length: 125 m
  Width: 110 m
  Height: 150 m (including the flare)
  Brazilian content: 75% for the topside, 85% for the generation modules, and 89% for the compression modules (excluding the motocompressors)

Platform P-52 start up is an important step in order for Petrobras to achieve the production goals its Strategic Plan calls for.

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 28, 2007

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.